                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                   Orchard Supply Hardware Stores Corporation
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    685691107
              ----------------------------------------------------
                                 (CUSIP Number)

                               William M. Wardlaw
                      11100 Santa Monica Blvd., Suite 1900
                     Los Angeles, CA  90025   (310) 444-1822
- --------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 March 16, 1994
              ----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copes are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No.  685691107                      Page    2    of   40   Pages
          ----------------------               -------    -------


1    NAME OF REPORTING PERSON
     S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON

     FS Equity Partners III, L.P., a Delaware limited partnership

- --------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [X]
                                                                         (b) [ ]

- --------------------------------------------------------------------------------
3    SEC USE ONLY

- --------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC

- --------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                   [ ]

- --------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
- --------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

NUMBER OF                -0-
SHARES              ------------------------------------------------------------
BENEFICIALLY        8    SHARED VOTING POWER
OWNED BY
EACH                     3,979,043    (See Item 5)
REPORTING PERSON    ------------------------------------------------------------
WITH                9    SOLE DISPOSITIVE POWER

                         -0-
                    ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                         3,979,043  (See Item 5)
- --------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,979,043
- --------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]


- --------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     48.2%
- --------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
- --------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7    2 of 7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP No.   685691107              Page   3    of   40    Pages
         ------------------            -------    -------


1    NAME OF REPORTING PERSON
     S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON

     FS Equity Partners II, L.P., a California limited partnership

- --------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [X]
                                                                         (b) [ ]

- --------------------------------------------------------------------------------
3    SEC USE ONLY

- --------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC

- --------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                   [ ]

- --------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     California
- --------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

NUMBER OF                -0-
SHARES              ------------------------------------------------------------
BENEFICIALLY        8    SHARED VOTING POWER
OWNED BY
EACH                     3,979,043    (See Item 5)
REPORTING PERSON    ------------------------------------------------------------
WITH                9    SOLE DISPOSITIVE POWER

                         -0-
                    ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                         3,979,043  (See Item 5)
- --------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,979,043
- --------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]


- --------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     48.2%
- --------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
- --------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7    2 of 7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP No.   685691107              Page   4    of   40    Pages
         ----------------------        -------    -------


1    NAME OF REPORTING PERSON
     S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON

     FS Equity Partners International, L.P., a Delaware limited partnership

- --------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [X]
                                                                         (b) [ ]

- --------------------------------------------------------------------------------
3    SEC USE ONLY

- --------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC

- --------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                   [ ]

- --------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
- --------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

NUMBER OF                -0-
SHARES              ------------------------------------------------------------
BENEFICIALLY        8    SHARED VOTING POWER
OWNED BY
EACH                     3,979,043    (See Item 5)
REPORTING PERSON    ------------------------------------------------------------
WITH                9    SOLE DISPOSITIVE POWER

                         -0-
                    ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                         3,979,043  (See Item 5)
- --------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,979,043
- --------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]


- --------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     48.2%
- --------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
- --------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7    2 of 7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP No.   685691107              Page   5    of   40    Pages
         ------------------            -------    -------


1    NAME OF REPORTING PERSON
     S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON

     FS&Co. International, L.P., a Cayman Islands exempted limited partnership

- --------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [X]
                                                                         (b) [ ]

- --------------------------------------------------------------------------------
3    SEC USE ONLY

- --------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC

- --------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                   [ ]

- --------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands
- --------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

NUMBER OF                -0-
SHARES              ------------------------------------------------------------
BENEFICIALLY        8    SHARED VOTING POWER
OWNED BY
EACH                     3,979,043    (See Item 5)
REPORTING PERSON    ------------------------------------------------------------
WITH                9    SOLE DISPOSITIVE POWER

                         -0-
                    ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                         3,979,043  (See Item 5)
- --------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,979,043
- --------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]


- --------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     48.2%
- --------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
- --------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7    2 of 7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP No.   685691107              Page   6    of   40    Pages
     ----------------------            -------    -------


1    NAME OF REPORTING PERSON
     S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON

     FS International Holdings Limited, a Cayman Islands exempted company limited by shares

- --------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [X]
                                                                         (b) [ ]

- --------------------------------------------------------------------------------
3    SEC USE ONLY

- --------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC

- --------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                   [ ]

- --------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands
- --------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

NUMBER OF                -0-
SHARES              ------------------------------------------------------------
BENEFICIALLY        8    SHARED VOTING POWER
OWNED BY
EACH                     3,979,043    (See Item 5)
REPORTING PERSON    ------------------------------------------------------------
WITH                9    SOLE DISPOSITIVE POWER

                         -0-
                    ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                         3,979,043  (See Item 5)
- --------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,979,043
- --------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]


- --------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     48.2%
- --------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
- --------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7    2 of 7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP No.   685691107              Page   7    of   40    Pages
     ----------------------            -------    -------


1    NAME OF REPORTING PERSON
     S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON

     Freeman Spogli & Co., a California general partnership

- --------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [X]
                                                                         (b) [ ]

- --------------------------------------------------------------------------------
3    SEC USE ONLY

- --------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC

- --------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                   [ ]

- --------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     California
- --------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

NUMBER OF                -0-
SHARES              ------------------------------------------------------------
BENEFICIALLY        8    SHARED VOTING POWER
OWNED BY
EACH                     3,979,043    (See Item 5)
REPORTING PERSON    ------------------------------------------------------------
WITH                9    SOLE DISPOSITIVE POWER

                         -0-
                    ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                         3,979,043  (See Item 5)
- --------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,979,043
- --------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]


- --------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     48.2%
- --------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
- --------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7    2 of 7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP No.   685691107              Page   8    of   40    Pages
     ----------------------            -------    -------


1    NAME OF REPORTING PERSON
     S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON

     FS Capital Partners, L.P., a California limited partnership

- --------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [X]
                                                                         (b) [ ]

- --------------------------------------------------------------------------------
3    SEC USE ONLY

- --------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC

- --------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                   [ ]

- --------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     California
- --------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

NUMBER OF                -0-
SHARES              ------------------------------------------------------------
BENEFICIALLY        8    SHARED VOTING POWER
OWNED BY
EACH                     3,979,043    (See Item 5)
REPORTING PERSON    ------------------------------------------------------------
WITH                9    SOLE DISPOSITIVE POWER

                         -0-
                    ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                         3,979,043  (See Item 5)
- --------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,979,043
- --------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]


- --------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     48.2%
- --------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
- --------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7    2 of 7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP No.   685691107              Page   9    of   40    Pages
     ----------------------            -------    -------


1    NAME OF REPORTING PERSON
     S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON

     FS Holdings, Inc., a California corporation, dba Freeman Spogli Holdings, Inc.

- --------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [X]
                                                                         (b) [ ]

- --------------------------------------------------------------------------------
3    SEC USE ONLY

- --------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC

- --------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                   [ ]

- --------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     California
- --------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

NUMBER OF                -0-
SHARES              ------------------------------------------------------------
BENEFICIALLY        8    SHARED VOTING POWER
OWNED BY
EACH                     3,979,043    (See Item 5)
REPORTING PERSON    ------------------------------------------------------------
WITH                9    SOLE DISPOSITIVE POWER

                         -0-
                    ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                         3,979,043  (See Item 5)
- --------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,979,043
- --------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]


- --------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     48.2%
- --------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
- --------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7    2 of 7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP No.   685691107              Page   10   of   40    Pages
     ----------------------            -------    -------


1    NAME OF REPORTING PERSON
     S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON

     Bradford M. Freeman

- --------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [X]
                                                                         (b) [ ]

- --------------------------------------------------------------------------------
3    SEC USE ONLY

- --------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC

- --------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                   [ ]

- --------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
- --------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

NUMBER OF                -0-
SHARES              ------------------------------------------------------------
BENEFICIALLY        8    SHARED VOTING POWER
OWNED BY
EACH                     3,979,043    (See Item 5)
REPORTING PERSON    ------------------------------------------------------------
WITH                9    SOLE DISPOSITIVE POWER

                         -0-
                    ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                         3,979,043  (See Item 5)
- --------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,979,043
- --------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]


- --------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     48.2%
- --------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
- --------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7    2 of 7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP No.   685691107              Page   11   of   40    Pages
     ----------------------            -------    -------


1    NAME OF REPORTING PERSON
     S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON

     Ronald P. Spogli

- --------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [X]
                                                                         (b) [ ]

- --------------------------------------------------------------------------------
3    SEC USE ONLY

- --------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC

- --------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                   [ ]

- --------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
- --------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

NUMBER OF                -0-
SHARES              ------------------------------------------------------------
BENEFICIALLY        8    SHARED VOTING POWER
OWNED BY
EACH                     3,979,043    (See Item 5)
REPORTING PERSON    ------------------------------------------------------------
WITH                9    SOLE DISPOSITIVE POWER

                         -0-
                    ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                         3,979,043  (See Item 5)
- --------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,979,043
- --------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]


- --------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     48.2%
- --------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
- --------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7    2 of 7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP No.   685691107              Page   12   of   40    Pages
     ----------------------            -------    -------


1    NAME OF REPORTING PERSON
     S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON

     William M. Wardlaw

- --------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [X]
                                                                         (b) [ ]

- --------------------------------------------------------------------------------
3    SEC USE ONLY

- --------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC

- --------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                   [ ]

- --------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
- --------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

NUMBER OF                -0-
SHARES              ------------------------------------------------------------
BENEFICIALLY        8    SHARED VOTING POWER
OWNED BY
EACH                     3,979,043    (See Item 5)
REPORTING PERSON    ------------------------------------------------------------
WITH                9    SOLE DISPOSITIVE POWER

                         -0-
                    ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                         3,979,043  (See Item 5)
- --------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,979,043
- --------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]


- --------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     48.2%
- --------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
- --------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7    2 of 7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP No.   685691107              Page   13   of   40    Pages
     ----------------------            -------    -------


1    NAME OF REPORTING PERSON
     S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON

     J. Frederick Simmons

- --------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [X]
                                                                         (b) [ ]

- --------------------------------------------------------------------------------
3    SEC USE ONLY

- --------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC

- --------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                   [ ]

- --------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
- --------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

NUMBER OF                -0-
SHARES              ------------------------------------------------------------
BENEFICIALLY        8    SHARED VOTING POWER
OWNED BY
EACH                     3,979,043    (See Item 5)
REPORTING PERSON    ------------------------------------------------------------
WITH                9    SOLE DISPOSITIVE POWER

                         -0-
                    ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                         3,979,043  (See Item 5)
- --------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,979,043
- --------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]


- --------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     48.2%
- --------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
- --------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7    2 of 7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP No.   685691107              Page   14   of   40    Pages
           ----------------            -------    -------


1    NAME OF REPORTING PERSON
     S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON

     John M. Roth

- --------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [X]
                                                                         (b) [ ]

- --------------------------------------------------------------------------------
3    SEC USE ONLY

- --------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC

- --------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                   [ ]
- --------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
- --------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

NUMBER OF                -0-
SHARES              ------------------------------------------------------------
BENEFICIALLY        8    SHARED VOTING POWER
OWNED BY
EACH                     3,979,043    (See Item 5)
REPORTING PERSON    ------------------------------------------------------------
WITH                9    SOLE DISPOSITIVE POWER

                         -0-
                    ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                         3,979,043  (See Item 5)
- --------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,979,043
- --------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]


- --------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     48.2%
- --------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
- --------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7    2 of 7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.   SECURITY AND ISSUER.

          No material change has occurred in the facts set forth in response to this item of the Initial Filing.

Item 2.   IDENTITY AND BACKGROUND.

          No material change has occurred in the facts set forth in the response to this item of the Initial Filing, except as discussed below:

          In addition to the Filing Persons named in the Initial Filing, this Amendment No. 1 to Schedule 13D is also filed on behalf of FS Equity Partners International, L.P., a Delaware limited partnership ("FSEP International"), FS&Co. International, L.P., a Cayman Islands exempted limited partnership ("FS&Co. International"), and FS International Holdings Limited, a Cayman Islands exempted company limited by shares ("International Holdings").
In addition to the Filing Persons named in the Initial Filing, FSEP International, FS&Co. International and International Holdings are also hereinafter referred to collectively as the "Filing Persons."
International Holdings is the general partner of FS&Co. International which is the general partner of FSEP International. Freeman, Spogli, Wardlaw, Simmons and Roth are the directors, executive officers and sole shareholders of International Holdings.

          FS Holdings, Inc., a California corporation ("Holdings"), now conducts business under the fictitious business name "Freeman Spogli Holdings, Inc." A Fictitious Business Name Statement has been filed with the County Clerk of Los Angeles County, California.

          FSEP International has its principal business address and its principal office at 11100 Santa Monica Boulevard, Suite 1900, Los Angeles, California 90025. FSEP International was formed to make private equity investments.

          FS&Co. International has its principal business address and its principal office at 11100 Santa Monica Boulevard, Suite 1900, Los Angeles, California 90025. FSEP International was formed to organize and manage the transactions in which FSEP International is the principal investor.

          International Holdings has its principal business address and its principal office at 11100 Santa Monica Boulevard, Suite 1900, Los Angeles, California 90025. International Holdings was formed to organize and manage the transactions in which FSEP International is the principal investor.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          No material change has occurred in the facts set forth in the response to this item of the Initial Filing, except as discussed below:

          FSEP II currently holds 2,699,043 shares of Common Stock, not the 2,693,023 erroneously reported in the Initial Filing.

          On March 16, 1994, FSEP III sold to FSEP International 8,519 shares of Series 1 Preferred Stock and 12,450 shares of Series 2 Preferred Stock, for an aggregate cash consideration of $508,481, or $24.25 per share. In addition, two limited partners (the "Limited Partners") of FSEP III were distributed an aggregate of 2,801 shares of Series 1 Preferred Stock and 4,095 shares of Series 2 Preferred Stock in connection with the Limited Partners' withdrawal from FSEP
III. Immediately upon declaration of such distribution to the Limited Partners, the Limited Partners transferred those shares to FSEP International as a capital contribution valued at $24.25 per share. As a result, FSEP International is the record holder of 11,320 shares of Series 1 Preferred Stock and 16,545 shares of Series 2 Preferred Stock.

          Contingent upon the approval of an amendment to the Issuer's Certificate of Incorporation at the Issuer's Annual Meeting of Stockholders to be held on May 20, 1994, the Series 2 Preferred Stock is convertible into shares of Common Stock within 60 days of the date hereof. In accordance with the requirements of the Beneficial Owner Definition, the beneficial ownership of Common Stock of FSEP III and FSEP International reflect the shares of Common Stock issuable upon conversion of the Series 2 Preferred Stock.

Item 4.   PURPOSE OF TRANSACTION.

          No material change has occurred in the facts set forth in the response to this item of the Initial Filing, except as supplemented with the following:

          FSEP International has acquired the shares of Preferred Stock for investment purposes only. While there are no current agreements or understandings to acquire any capital stock of the Issuer, other than those arising out of their ownership of the Preferred Stock, FSEP International continues to have an interest in, and may hold discussions in the future concerning, the acquisition, either directly from the Issuer or from existing stockholders, of shares of the Issuer's Common Stock or securities convertible into such shares.

          Subject to the foregoing and except for the arrangements described in Items 5 and 6 hereof, in addition to the Filing Persons named in the Initial Filing, neither FSEP International, FS&Co. International nor International Holdings presently has any plans or proposals which relate to or would result in:

          (a) The acquisition of additional securities, or disposition of securities, of the Issuer;

          (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

          (c) The sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

          (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (e) Any material change in the present capitalization or dividend policy of the Issuer;

          (f) Any other material change in the Issuer's business or corporate structure;

          (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or any actions which may impede the acquisition of control of the Issuer by any person;

          (h) Causing any class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation of a registered national securities association;

          (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

          (j)  Any similar action to any of those enumerated above.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

          No material change has occurred in the facts set forth in the response to this item of the Initial Filing, except as set forth below:

          PARAGRAPHS (A) AND (B) OF ITEM 5 OF THE INITIAL FILING ARE HEREBY AMENDED AND RESTATED IN THEIR ENTIRETY TO READ AS FOLLOWS:

          (a) The percentages of outstanding Common Stock reported in this Item 5(a) are based on the assumption that there are 6,982,981 shares of Common Stock outstanding, which is the number of outstanding shares reported by the Issuer in its Proxy Statement as filed with the Securities and Exchange Commission on April 12, 1994.

            As of March 16, 1994, each of the Filing Persons may be deemed to be the beneficial owner of an aggregate of 3,979,043 shares of Common Stock, consisting of (i) the 501,888 shares of Common Stock that the shares of Series 1 Preferred Stock held by FSEP III are convertible into, (ii) the 18,112 shares of Common Stock that the shares of Series 1 Preferred Stock held by FSEP International are convertible into, (iii) the 733,528 shares of Common Stock that the shares of Series 2 Preferred Stock held by FSEP III are convertible into, (iv) the 26,472 shares of Common Stock that the shares of Series 2 Preferred Stock held by FSEP International are convertible into and (v) the 2,699,043 shares of Common Stock held by FSEP II, which in the aggregate represent approximately 48.2% of the outstanding Common Stock. FSEP III, Capital Partners and Holdings disclaim beneficial ownership of the shares of Common Stock held by FSEP II and Preferred Stock held by FSEP International. FSEP II and FS&Co. disclaim beneficial ownership of the shares of Preferred Stock held by FSEP III and FSEP International. FSEP International, FS&Co. International and International Holdings disclaim beneficial ownership of the shares of Common Stock held by FSEP II and Preferred Stock held by FSEP III.

          (b) The responses of the Filing Persons to Items (7) through (11) of the portions of the cover pages of this Schedule 13D which relate to the shares of Common Stock beneficially owned are herein incorporated by reference.

          PARAGRAPH (C) OF ITEM 5 OF THE INITIAL FILING IS HEREBY AMENDED AND SUPPLEMENTED AS DISCUSSED BELOW:

          (c)  As described in the response to Item 3 of this Amendment No. 1 to
Schedule 13D, on March 16, 1994, FSEP III sold to FSEP International 8,519 shares of Series 1 Preferred Stock and 12,450 shares of Series 2 Preferred Stock, for an aggregate cash consideration of $508,481, or $24.25 per share. In addition, the Limited Partners of FSEP III were distributed an aggregate of 2,801 shares of Series 1 Preferred Stock and 4,095 shares of Series 2 Preferred Stock in connection with the Limited Partners' withdrawal from FSEP III. Immediately upon declaration of such distribution to the Limited Partners, the Limited

Partners transferred those shares to FSEP International as a capital contribution valued at $24.25 per share. As a result, FSEP International is the record holder of 11,320 shares of Series 1 Preferred Stock and 16,545 shares of Series 2 Preferred Stock.

          Contingent upon the approval of an amendment to the Issuer's Certificate of Incorporation at the Issuer's Annual Meeting of Stockholders to be held on May 20, 1994, the Series 2 Preferred Stock is convertible into shares of Common Stock within 60 days of the date hereof. In accordance with the requirements of the Beneficial Owner Definition, the beneficial ownership of Common Stock of FSEP III and FSEP International reflect the shares of Common Stock issuable upon conversion of the Series 2 Preferred Stock.

          PARAGRAPH (D) OF ITEM 5 OF THE INITIAL FILING IS HEREBY AMENDED AND RESTATED IN ITS ENTIRETY TO READ AS FOLLOWS:

          (d) The partners in FSEP III have certain rights, pursuant to the partnership agreement of FSEP III, to receive a portion of the proceeds, if any, paid to FSEP III from the sale of securities. The partners in FSEP II have certain rights, pursuant to the partnership agreement of FSEP II, to receive a portion of the proceeds, if any, paid to FSEP II from the sale of securities. The partners in FSEP International have certain rights, pursuant to the partnership agreement of FSEP International, to receive a portion of the proceeds, if any, paid to FSEP International from the sale of securities. No other person is known by the Filing Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Common Stock beneficially owned by the Filing Persons.

          (e)  Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          No material change has occurred in the facts set forth in the response to this item of the Initial Filing, except as supplemented with the following:

          The Filing Persons have executed a Joint Reporting Agreement dated May 6, 1994, which is attached hereto as EXHIBIT 4 and incorporated herein by reference, pursuant to which they have agreed to file one joint statement of behalf of all of them with respect to the subject matter of this Schedule 13D.

          On March 16, 1994, FSEP III and FSEP International entered into a Securities Transfer Agreement, which is attached hereto as EXHIBIT 5 and incorporated herein by reference, which provides for FSEP III's transfer and FSEP International's acquisition of 11,320 shares of Series 1 Preferred Stock and 16,545 shares of Series 2 Preferred Stock of the Issuer.

          On March 16, 1994, the Issuer and FSEP International entered into a Supplement to the Registration Rights Agreement dated as of December 29, 1993, which is attached hereto as EXHIBIT 6 and incorporated herein by reference, pursuant to which the Issuer granted certain rights to register the shares of Common Stock into which the shares of Preferred Stock are convertible.

          FS&Co. International is the sole general partner of FSEP International under an Agreement of Limited Partnership dated as of February 25, 1994 (the "FSEP International Agreement"). The FSEP International Agreement provides for the formation of FSEP International as a partnership to invest the funds of the partnership primarily in private equity investments. FS&Co. International, as general partner of FSEP International, has the exclusive right and power to manage the business and affairs of the partnership, including the power to purchase and dispose of the Common Stock owned by FSEP International. The general partner and limited partners of FSEP International have certain rights to receive the proceeds of the sales of securities, if any, in accordance with the FSEP International Agreement. International Holdings is the sole general partner of FS&Co. International and has the exclusive right and power to manage the business and affairs of FS&Co. International. Freeman, Spogli, Wardlaw, Simmons and Roth are the directors, executive officers and sole shareholders of International Holdings.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

          The Filing Persons file as exhibits the following:

          EXHIBIT 4. Joint Reporting Agreement among FSEP III, FSEP II, FSEP International, FS&Co. International, International Holdings, FS&Co., Capital Partners, Holdings, Freeman, Spogli, Wardlaw, Simmons and Roth dated May 6, 1994 (appears at page 24).

          EXHIBIT 5. Securities Transfer Agreement dated as of March 16, 1994 by and between FSEP III and FSEP International (appears at page 28).

          EXHIBIT 6. Supplement, dated as of March 16, 1994, to Registration Rights Agreement, dated as of December 29, 1993, by and between the Issuer and FSEP International (appears at page 40).

                                     SIGNATURE
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 6, 1994

                    FS EQUITY PARTNERS III, L.P.,
                    a Delaware limited partnership

                    By:  FS Capital Partners, L.P.
                    Its: General Partner

                    By:  FS Holdings, Inc. dba Freeman Spogli Holdings, Inc.
                    Its: General Partner


                    By:  /s/ William M. Wardlaw
                         -------------------------------------
                         William M. Wardlaw
                         Title:  Vice President and Secretary


                    FS EQUITY PARTNERS II, L.P.,
                    a California limited partnership

                    By:  Freeman Spogli & Co.
                    Its: General Partner


                    By:  /s/ William M. Wardlaw
                         --------------------------------------
                         William M. Wardlaw
                         Title:  General Partner


                    FS EQUITY PARTNERS INTERNATIONAL, L.P.,
                    a Delaware limited partnership

                    By:   FS&Co. International, L.P.
                    Its:  General Partner

                    By:   FS International Holdings Limited
                    Its:  General Partner


                    By:  /s/ William M. Wardlaw
                         --------------------------------------
                         William M. Wardlaw
                         Title:  Vice President and Secretary

                    FS&CO. INTERNATIONAL, L.P.,
                    a Cayman Islands exempted limited partnership

                    By:   FS International Holdings Limited
                    Its:  General Partner


                    By:  /s/ William M. Wardlaw
                         --------------------------------------
                         William M. Wardlaw
                         Title:  Vice President and Secretary


                    FS INTERNATIONAL HOLDINGS LIMITED,
                    a Cayman Islands exempted company limited by shares


                    By:  /s/ William M. Wardlaw
                         --------------------------------------
                         William M. Wardlaw
                         Title:  Vice President and Secretary



                    FREEMAN SPOGLI & CO.,
                    a California general partnership


                    By:  /s/ William M. Wardlaw
                         --------------------------------------
                         William M. Wardlaw
                         Title: General Partner



                    FS CAPITAL PARTNERS, L.P.,
                    a California limited partnership

                    By:  FS Holdings, Inc. dba Freeman Spogli Holdings, Inc.
                    Its: General Partner


                    By:  /s/ William M. Wardlaw
                         --------------------------------------
                         William M. Wardlaw
                         Title: Vice President and Secretary

                    FS HOLDINGS, INC. DBA FREEMAN SPOGLI HOLDINGS, INC., a California corporation


                    By:  /s/ William M. Wardlaw
                         --------------------------------------
                         William M. Wardlaw
                         Title: Vice President and Secretary


                    BRADFORD M. FREEMAN
                    /s/ Bradford M. Freeman
                    -------------------------------------------



                    RONALD P. SPOGLI
                    /s/ Ronald P. Spogli
                    -------------------------------------------



                    WILLIAM M. WARDLAW
                    /s/ William M. Wardlaw
                    -------------------------------------------



                    J. FREDERICK SIMMONS
                    /s/ J. Frederick Simmons
                    -------------------------------------------



                    JOHN M. ROTH
                    /s/ John M. Roth
                    -------------------------------------------

                             JOINT REPORTING AGREEMENT


          In consideration of the mutual covenants herein contained, each of the parties hereto represents to and agrees with the other party as follows:

         (a)   Such party is eligible to file a statement or statements on
Schedule 13D pertaining to the Common Stock, $.01 par value per share, of Orchard Supply Hardware Stores Corporation, to which this agreement is an exhibit, for filing of the information contained herein.

         (b) Such party is responsible for timely filing of such statement and any amendments thereto and for the completeness and accuracy of the information concerning such party contained herein, PROVIDED that no such party is responsible for the completeness or accuracy of the information concerning the other parties making the filing, unless such party knows or has reason to believe that such information is inaccurate.

         (c) Such party agrees that such statement is filed by and on behalf of each party and that any amendment thereto will be filed on behalf of each such party.

          This agreement may be executed in one or more counterparts, each of which shall be deemed to be an original instrument, but all of such counterparts together shall constitute but one agreement.

Dated:  May 6, 1994

                    FS EQUITY PARTNERS III, L.P.,
                    a Delaware limited partnership

                    By:  FS Capital Partners, L.P.
                    Its: General Partner

                    By:  FS Holdings, Inc. dba Freeman Spogli
                         Holdings, Inc.
                    Its: General Partner


                    By:  /s/ William M. Wardlaw
                         --------------------------------------
                         William M. Wardlaw
                         Title: Vice President and Secretary



                                    EXHIBIT 4

                    FS EQUITY PARTNERS II, L.P.,
                    a California limited partnership

                    By:  Freeman Spogli & Co.
                    Its: General Partner


                    By:  /s/ William M. Wardlaw
                         --------------------------------------
                         William M. Wardlaw
                         Title: General Partner


                    FS EQUITY PARTNERS INTERNATIONAL, L.P.,
                    a Delaware limited partnership

                    By:   FS&Co. International, L.P.
                    Its:  General Partner

                    By:   FS International Holdings Limited
                    Its:  General Partner


                    By:  /s/ William M. Wardlaw
                         --------------------------------------
                         William M. Wardlaw
                         Title: Vice President and Secretary


                    FS&CO. INTERNATIONAL, L.P.,
                    a Cayman Islands exempted limited partnership

                    By:   FS International Holdings Limited
                    Its:  General Partner


                    By:  /s/ William M. Wardlaw
                         --------------------------------------
                         William M. Wardlaw
                         Title: Vice President and Secretary



                    FS INTERNATIONAL HOLDINGS LIMITED,
                    a Cayman Islands exempted company limited by shares


                    By:  /s/ William M. Wardlaw
                         --------------------------------------
                         William M. Wardlaw
                         Title: Vice President and Secretary

                    FREEMAN SPOGLI & CO.,
                    a California general partnership


                    By:  /s/ William M. Wardlaw
                         --------------------------------------
                         William M. Wardlaw
                         Title: General Partner


                    FS CAPITAL PARTNERS, L.P.,
                    a California limited partnership

                    By:  FS Holdings, Inc. dba Freeman Spogli Holdings, Inc.
                    Its: General Partner


                    By:  /s/ William M. Wardlaw
                         --------------------------------------
                         William M. Wardlaw
                         Title: Vice President and Secretary


                    FS HOLDINGS, INC. DBA FREEMAN SPOGLI HOLDINGS, INC., a California corporation


                    By:  /s/ William M. Wardlaw
                         --------------------------------------
                         William M. Wardlaw
                         Title: Vice President and Secretary



                    BRADFORD M. FREEMAN

                    /s/ Bradford M. Freeman
                    ---------------------------------


                    RONALD P. SPOGLI

                    /s/ Ronald P. Spogli
                    ---------------------------------


                    WILLIAM M. WARDLAW

                    /s/ William M. Wardlaw
                    ---------------------------------

                    J. FREDERICK SIMMONS

                    /s/ J. Frederick Simmons
                    ---------------------------------


                    JOHN M. ROTH

                    /s/ John M. Roth
                    ---------------------------------

                          SECURITIES TRANSFER AGREEMENT




          THIS SECURITIES TRANSFER AGREEMENT (this "Agreement") is entered into as of the 16th day of March, 1994, by and between FS Equity Partners III, L.P., a Delaware limited partnership ("Transferor"), and FS Equity Partners International, L.P., a Delaware limited partnership ("Transferee").


          1.   DEFINITIONS.

          "Brylane" shall mean Brylane, L.P., a Delaware limited partnership.

          "Common Stock" shall mean shares of common stock, par value $.01 per share, of VP Holding.

          "Orchard" shall mean Orchard Supply Hardware Stores Corporation, a Delaware corporation.

          "Partnership Agreement" shall mean the Agreement of Limited Partnership of Brylane, L.P., dated as of August 30, 1993, as amended as of November 22, 1993, January 28, 1994 and March 16, 1994.

          "Registration Rights Agreement" shall mean the Registration Rights Agreement dated as of December 29, 1993 by and between Orchard and Transferor.

          "Securities" shall mean the Common Stock, Series 1 Preferred Stock and Series 2 Preferred Stock.

          "Series 1 Preferred Stock" shall mean the 11,320 shares of Convertible Preferred Stock, Series 1, par value $.01 per share, of Orchard.

          "Series 2 Preferred Stock" shall mean the 16,545 shares of Convertible Preferred Stock, Series 2, par value $.01 per share, of Orchard.

          "Transaction Agreement" shall mean the Transaction Agreement dated as of July 13, 1993, as amended as of August 30, 1993 and March 16, 1994.

          "VP Holding" shall mean VP Holding Corporation, a Delaware corporation.

                                    EXHIBIT 5
                                  Page 28 of 40

          2. TRANSFER OF SECURITIES. Subject to the terms and conditions contained herein, Transferor hereby transfers to Transferee (i) 76,883 shares of Common Stock for a cash consideration of $768,832; (ii) 8,519 shares of Series 1 Preferred Stock and 12,450 shares of Series 2 Preferred Stock for an aggregate cash consideration of $508,481; and (iii) 25,287 shares of Common Stock, 2,801 shares of Series 1 Preferred Stock and 4,095 shares of Series 2 Preferred Stock, which shares, immediately upon declaration of distribution thereof by Transferor to two of its limited partners (collectively, the "Limited Partners"), will be deemed to be a capital contribution by the Limited Partners to Transferee.


          3. ACKNOWLEDGMENT OF OBLIGATIONS. As a condition to and contemporaneously with the transfer of the Common Stock, Transferee shall agree to be bound by certain provisions of the Transaction Agreement and the Partnership Agreement; such agreements shall be in the forms of acknowledgments attached hereto as EXHIBIT A and EXHIBIT B, respectively.


          4. SUPPLEMENT TO REGISTRATION RIGHTS AGREEMENT. As a condition to and contemporaneously with the transfer of the Series 1 Preferred Stock and the Series 2 Preferred Stock, Transferee shall execute a supplement to the Registration Rights Agreement, in the form attached hereto as EXHIBIT C.


          5. MANAGEMENT RIGHTS AGREEMENT. As a condition to and contemporaneously with the transfer of the Common Stock, Transferee shall execute the Amended and Restated Management Rights Agreement dated as of the date hereof, in the form attached hereto as EXHIBIT D.


          6. MANAGEMENT EQUITY DOCUMENTS. FSEP International hereby agrees to be bound by Section 9(b) (relating to Tag Along Rights, as defined therein) of certain Stock Subscription Agreements and Section 7(b) (relating to Tag Along Rights, as defined therein) of certain Performance Partnership Unit Option Agreements to the same extent as FSEP III entered into with certain members of Brylane's management, in accordance with the respective provisions of such sections.
                                       2.

           7. INVESTMENT REPRESENTATIONS. Transferee hereby represents and warrants that Transferee is acquiring the Securities pursuant to this Agreement not with a view to or in connection with a distribution or resale of any of the Securities in violation of any applicable securities laws. Transferee acknowledges that the Securities may bear appropriate restrictive legends. Transferee (i) is familiar with the business of Orchard and VP Holding (collectively, the "Issuers"); (ii) has had an opportunity to discuss with representatives of each of the Issuers the conditions of and prospects for the continued operation and financing of the Issuers and such other matters as Transferee has deemed appropriate in considering whether to invest in the Securities; and (iii) has been provided access to all available information about each of the Issuers requested by Transferee.


          8. GOVERNING LAW. This Agreement shall be governed by the laws of California, without regard to conflicts of laws principles.


          9. COUNTERPARTS. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, and all such counterparts when taken together shall constitute a single instrument.

                                       3.

           IN WITNESS WHEREOF, the parties hereto has caused this Agreement to be duly executed and delivered as of the date first written above.

                    "TRANSFEROR"

                    FS EQUITY PARTNERS III, L.P.

                    By:  FS Capital Partners, L.P.,
                         Its General Partner

                         By:  FS Holdings, Inc.,
                              Its General Partner


                              By:  /s/ Bradford M. Freeman
                                   -------------------------

                              Name:  Bradford M. Freeman
                                     -----------------------

                              Title: Chairman of the Board
                                     -----------------------




                    "TRANSFEREE"

                    FS EQUITY PARTNERS INTERNATIONAL, L.P.

                    By:  FS&Co. International, L.P.,
                         Its General Partner

                         By:  FS International Holdings Limited,
                              Its General Partner


                              By:  /s/ Bradford M. Freeman
                                   -------------------------

                              Name:  Bradford M. Freeman
                                     -----------------------

                              Title: Managing Director
                                     -----------------------


                                       4.

                                                                       EXHIBIT A

                          ACKNOWLEDGMENT OF OBLIGATIONS


     The undersigned hereby acknowledges and accepts the rights granted to, and the obligations imposed on it, by Sections 7.04, 7.05 and 7.06 of the Transaction Agreement dated as of July 13, 1993, as amended as of August 30, 1993 and as of March 16, 1994 (and as further amended or modified from time to time), among VGP Corporation, a Delaware corporation, VLP Corporation, a Delaware corporation, and Lane Bryant Direct Holding, Inc., a Delaware corporation (as successor in interest to the transferors listed on Attachment A thereto).

Date: March 16, 1994


               FS EQUITY PARTNERS INTERNATIONAL, L.P.


                    By:  FS&CO. INTERNATIONAL, L.P.
                         Its: General Partner


                         By:  FS INTERNATIONAL HOLDINGS
                              LIMITED
                              Its: General Partner


                              By:  /s/ Bradford M. Freeman
                                   -------------------------

                                   Name: Bradford M. Freeman
                                         -------------------

                                   Title: Managing Director
                                          ------------------

                                                                       EXHIBIT B

                          ACKNOWLEDGMENT OF OBLIGATIONS


     The undersigned hereby acknowledges, accepts and agrees to be bound by the obligations imposed on it by the provisions of Section 9.05(b), 9.06(f) and
Article X of the Agreement of Limited Partnership of Brylane, L.P., dated as of August 30, 1993, as amended as of November 22, 1993, January 28, 1994 and March 16, 1994 (and as further amended or modified from time to time), among VGP Corporation, a Delaware corporation, VLP Corporation, a Delaware corporation, Lane Bryant Direct Holding, Inc., a Delaware corporation (as successor in interest to Lane Bryant Direct, Inc., a Delaware corporation, Lerner Direct, Inc., a Delaware corporation, and Roaman's, Inc., a Delaware corporation).

Date: March 16, 1994


               FS EQUITY PARTNERS INTERNATIONAL, L.P.


                    By:  FS&CO. INTERNATIONAL, L.P.
                         Its: General Partner


                         By:  FS INTERNATIONAL HOLDINGS
                              LIMITED
                              Its: General Partner


                              By:  /s/ Bradford M. Freeman
                                   -------------------------

                                   Name: Bradford M. Freeman
                                         -------------------

                                   Title: Managing Director
                                          ------------------

                                                                       EXHIBIT C
                                   SUPPLEMENT
                                       TO
                          REGISTRATION RIGHTS AGREEMENT

     SUPPLEMENT dated as of March 16, 1994 to the Registration Rights Agreement dated as of December 29, 1993 by and between Orchard Supply Hardware Stores Corporation, a Delaware corporation, and FS Equity Partners III, L.P., a Delaware limited partnership, as amended or modified from time to time (the "Agreement").

     WHEREAS, Section 8(e) of the Agreement requires that subsequent holders of Restricted Securities execute a supplement to the Agreement in order for the Agreement to inure to the benefit of and be binding upon such subsequent holders; and

     WHEREAS, the undersigned has become the holder of 27,865 shares of Restricted Securities as of the date hereof.

     NOW, THEREFORE, the undersigned agrees as follows:

     1. Terms used, but not defined herein, shall have the meanings assigned thereto in the Agreement.

     2. The undersigned hereby agrees to be bound by the provisions of the Agreement.

     3. This Supplement shall be construed in accordance with the laws of the State of California, without regard to the provisions pertaining to conflicts of laws.

     IN WITNESS WHEREOF, the undersigned has caused this Supplement to be duly executed as of the day and year first written above.

               FS EQUITY PARTNERS INTERNATIONAL, L.P.

               By:  FS&CO. INTERNATIONAL, L.P.
                    Its: General Partner

                    By:  FS INTERNATIONAL HOLDINGS LIMITED
                         Its: General Partner


                         By:  /s/ Bradford M. Freeman
                              -------------------------

                         Name: Bradford M. Freeman
                               ------------------------

                         Title: Managing Director
                                -----------------------

AGREED AND ACCEPTED
AS OF MARCH 16, 1994

ORCHARD SUPPLY HARDWARE STORES CORPORATION

By:  /s/ Maynard Jenkins
     --------------------

Name: Maynard Jenkins
      -------------------

Title: President & CEO
       ------------------

                                                                       EXHIBIT D

                AMENDED AND RESTATED MANAGEMENT RIGHTS AGREEMENT



     This Amended and Restated Management Rights Agreement (the "Agreement") is made and entered into as of March 16, 1994, by and among the following parties:
FS Equity Partners II, L.P., a California limited partnership ("FSEP II"), FS Equity Partners III, L.P., a Delaware limited partnership ("FSEP III"), FS Equity Partners International, L.P., a Delaware limited partnership ("FSEP International"), VP Holding Corporation, a Delaware corporation ("Holding"), VGP Corporation, a Delaware corporation ("VGP"), and VLP Corporation, a Delaware corporation ("VLP").


                                 R E C I T A L S


     A. WHEREAS, FSEP II, FSEP III, Holding, VGP and VLP are parties to that certain Management Rights Agreement dated as of August 30, 1993 (the "Original Agreement").

     B. WHEREAS, FSEP III has transferred 102,170 shares of common stock, par value $.01 per share, of Holding to FSEP International.

     C. WHEREAS, the parties hereto desire to amend the Original Agreement to add FSEP International as a party thereto.

     D. WHEREAS, Holding owns all of the outstanding shares of capital stock of VGP.

     E. WHEREAS, VGP is the sole general partner of Brylane, L.P., a Delaware limited partnership (the "Partnership") formed pursuant to the terms of that certain Agreement of Limited Partnership dated as of August 30, 1993, as amended as of November 22, 1993, January 28, 1994 and March 16, 1994 (the "Partnership Agreement"), and VLP is a limited partner of the Partnership.

     F. WHEREAS, Section 8.02 of the Partnership Agreement provides that the Partnership's Board of Representatives (the "Board") shall, subject to certain conditions, consist of seven members, including three designees of VGP.

     G. WHEREAS, Section 8.03(e) of the Partnership Agreement provides that to the extent the Partnership's Board of Representatives designates one or more committees, each committee shall contain at least one member designated by VGP or VLP.

     H. WHEREAS, the parties hereto believe that it is desirable to enter into this Agreement in order to set forth their understanding and agreement with respect to, among other things, VGP's designees to the Board.

                                A G R E E M E N T


     NOW, THEREFORE, in consideration of the foregoing recitals and the mutual covenants and conditions contained herein, the parties hereto hereby agree as follows:

     1. MANAGEMENT RIGHTS. Holding, VGP and VLP shall exercise their respective management rights with respect to the Partnership at the direction of FSEP III, including, but not limited to, the right to appoint at least two designees to the Board pursuant to Section 8.02 of the Partnership Agreement and the right to appoint at least one member to any committee of the Board pursuant to Section 8.03(e) of the Partnership Agreement.

     2. STOCKHOLDERS COMMITMENT. FSEP II, FSEP III, FSEP International and Holding shall exercise, or cause to be exercised, voting rights with respect to outstanding securities of Holding, VGP or VLP, as the case may be, held or beneficially owned by them in a manner so that, and shall otherwise take any necessary actions in order that, the covenants and understandings of the parties set forth in this Agreement shall be implemented.

     3. TERMINATION. This Agreement shall terminate upon the sale by FSEP II, FSEP III and FSEP International of all the capital stock of Holding held by them.

     4. SEVERABILITY. In case any provision of this Agreement shall be held invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions hereof or thereof will not in any way be effected or impaired thereby.

     5. GOVERNING LAW. This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of Delaware, without regard to the conflicts of laws principles thereof.

     6. SUCCESSORS AND ASSIGNEES. This Agreement shall be binding on the parties hereto and their respective successors and assigns.

     7. FURTHER ASSURANCES. Each party hereto agrees to perform any further acts and execute and deliver any documents which may be reasonably necessary to carry out the intent of this Agreement and to make appropriate changes to the procedures set forth herein to implement such rights to the extent necessary to conform to the General Corporation Law of the State of Delaware or other applicable law. Each party hereto further agrees not to take any action violating the intent and purpose of this Agreement.

                                       2.

     8. COPY OF AGREEMENT. A copy of this Agreement and all permitted amendments hereto and waivers hereof shall be kept at the principal executive offices of Holding and VGP.

     9. AMENDMENTS AND WAIVERS. Any amendment of this Agreement or waiver of compliance with any provisions hereof shall be in writing and shall require the written approval of each of the parties hereto. Any such amendment or waiver so approved in writing shall be binding upon all the parties hereto and their respective successors and assigns.

     10. COUNTERPARTS. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which shall constitute one in the same instrument.

                                       3.
                                  Page 37 of 40

     IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the day and year first above written.

                    FS EQUITY PARTNERS II, L.P.

                    By:  Freeman Spogli & Co.,
                         Its General Partner

                         By:  /s/ Bradford M. Freeman
                              ------------------------
                         Its:  General Partner


                    FS EQUITY PARTNERS III, L.P.

                    By:  FS Capital Partners, L.P.,
                         Its General Partner

                         By:  FS Holdings, Inc.,
                              Its General Partner

                              By:  /s/ Bradford M. Freeman
                                   ------------------------
                              Its: Chairman of the Board
                                   ------------------------



                    FS EQUITY PARTNERS INTERNATIONAL, L.P.

                    By:  FS&Co. International, L.P.,
                         Its General Partner

                         By:  FS International Holdings
                              Limited,
                              Its General Partner

                              By:  /s/ Bradford M. Freeman
                                   ------------------------
                              Its: Managing Director
                                   ------------------------



                    VP HOLDING CORPORATION,
                    a Delaware corporation

                    By: /s/ William M. Wardlaw
                        ----------------------------------
                    Its: Vice President
                         ---------------------------------


                    VGP CORPORATION,
                    a Delaware corporation

                    By: /s/ William M. Wardlaw
                        ----------------------------------
                    Its: Vice President
                         ---------------------------------

                                       4.

                    VLP CORPORATION,
                    a Delaware corporation

                    By: /s/ William M. Wardlaw
                        ----------------------------------
                    Its: Vice President
                         ---------------------------------

                                       5.

                                    SUPPLEMENT
                                       TO
                          REGISTRATION RIGHTS AGREEMENT

     SUPPLEMENT dated as of March 16, 1994 to the Registration Rights Agreement dated as of December 29, 1993 by and between Orchard Supply Hardware Stores Corporation, a Delaware corporation, and FS Equity Partners III, L.P., a Delaware limited partnership, as amended or modified from time to time (the "Agreement").

     WHEREAS, Section 8(e) of the Agreement requires that subsequent holders of Restricted Securities execute a supplement to the Agreement in order for the Agreement to inure to the benefit of and be binding upon such subsequent holders; and

     WHEREAS, the undersigned has become the holder of 27,865 shares of Restricted Securities as of the date hereof.

     NOW, THEREFORE, the undersigned agrees as follows:

     1. Terms used, but not defined herein, shall have the meanings assigned thereto in the Agreement.

     2. The undersigned hereby agrees to be bound by the provisions of the Agreement.

     3. This Supplement shall be construed in accordance with the laws of the State of California, without regard to the provisions pertaining to conflicts of laws.

     IN WITNESS WHEREOF, the undersigned has caused this Supplement to be duly executed as of the day and year first written above.

               FS EQUITY PARTNERS INTERNATIONAL, L.P.

               By:  FS&CO. INTERNATIONAL, L.P.
                    Its: General Partner

                    By:  FS INTERNATIONAL HOLDINGS LIMITED
                         Its: General Partner


                         By:  /s/ Bradford M. Freeman
                              -------------------------

                         Name: Bradford M. Freeman
                               ------------------------

                         Title: Managing Director
                                -----------------------

AGREED AND ACCEPTED
AS OF MARCH 16, 1994

ORCHARD SUPPLY HARDWARE STORES CORPORATION

By:  /s/ Maynard Jenkins
     --------------------

Name: Maynard Jenkins
      -------------------

Title: President & CEO
       ------------------

                                    EXHIBIT 6